FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F    X             Form 40-F
                   -------                    -------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                No   X
             -------           -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

         Contents:
         1. Quarter Report for the Quarter ended March 31, 2005

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, No. 333-61260 and No. 333-122248) and on Form F-3 (No.
333-7526 and No. 333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended March 31, 2005

Commission File Number 0-23696


                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


             Bermuda                                     N/A
     (Country of Incorporation)         (I.R.S. Employer Identification No.)


            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


      Registrant's telephone number, including area code: (852) 2693 2238


      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x_ No___


      Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                  Class                            Outstanding at March 31, 2005
---------------------------------------            -----------------------------
Common Stock, par value $0.01 per share                  18,991,146


------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                              RADICA GAMES LIMITED

                      INDEX TO QUARTERLY REPORT ON FORM 6-K
                          QUARTER ENDED MARCH 31, 2005



                                ITEMS IN FORM 6-K


                                                                            Page

PART I - FINANCIAL INFORMATION.................................................4

  Item 1.    Financial Statements..............................................4

             Condensed Consolidated Balance Sheets
             March 31, 2005 (unaudited) and December 31, 2004..................4

             Condensed Consolidated Statements of Operations
             for the Three Months Ended March 31, 2005 (unaudited)
             and 2004 (unaudited)..............................................5

             Condensed Consolidated Statements of Shareholders' Equity
             for the Three Months Ended March 31, 2005 (unaudited)
             and 2004 (unaudited)..............................................6

             Condensed Consolidated Statement of Cash Flows
             for the Three Months Ended March 31, 2005 (unaudited)
             and 2004 (unaudited)..............................................7

             Notes To The Condensed Consolidated Financial Statements..........8


   Item 2.   Management's Discussion and Analysis of Financial
             Condition and Results of Operations..............................14

   Item 3.   Quantitative and Qualitative Disclosures about Market Risk.......18

   Item 4.   Controls and Procedures..........................................18


PART II - OTHER INFORMATION...................................................19

   Item 1.   Legal Proceedings................................................19

   Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds......19

   Item 3.   Defaults Upon Senior Securities..................................19

   Item 4.   Submission of Matters to a Vote of Security Holders..............19

   Item 5.   Other Information................................................19

   Item 6.   Exhibits.........................................................19

PART I - FINANCIAL INFORMATION

Item 1.    Financial Information
--------------------------------

                              RADICA GAMES LIMITED
                          CONSOLIDATED BALANCE SHEETS
                      MARCH 31, 2005 AND DECEMBER 31, 2004

(US dollars in thousands, except share data)                                       March 31,           December 31,
                                                                                ----------------     ----------------
                                                                                     2005                  2004
                                                                                ----------------     ----------------
                                                                                  (unaudited)
                                      ASSETS
Current assets:
 Cash and cash equivalents                                                              $ 25,660             $ 27,614
 Investment securities                                                                    12,419               12,456
 Accounts receivable, net of allowances for doubtful accounts
  of $141 ($148 as at December 31, 2004)                                                  13,455               18,359
 Inventories                                                                              29,710               26,818
 Prepaid expenses and other current assets                                                 3,969                3,374
 Income taxes receivable                                                                     168                  168
 Deferred income taxes                                                                     1,953                1,850
                                                                                ----------------     ----------------
   Total current assets                                                                   87,334               90,639

Property, plant and equipment, net                                                        12,015               11,480

Goodwill                                                                                   6,015                6,015

Other assets                                                                                 849                  854

Deferred income taxes, noncurrent                                                            715                  953
                                                                                ----------------     ----------------
   Total assets                                                                        $ 106,928            $ 109,941
                                                                                ================     ================

                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                                        $ 9,065             $ 10,770
 Accrued warranty expenses                                                                   550                1,070
 Accrued payroll and employee benefits                                                     1,299                1,486
 Other accrued liabilities                                                                 4,831                5,251
 Income taxes payable                                                                         98                  287
                                                                                ----------------     ----------------
   Total current liabilities                                                              15,843               18,864
                                                                                ----------------     ----------------
   Total liabilities                                                                      15,843               18,864
                                                                                ----------------     ----------------

Shareholders' equity:
 Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  18,991,146 shares outstanding (18,738,112 as at December 31, 2004)                         190                  187
 Additional paid-in capital                                                                5,632                4,610
 Retained earnings                                                                        85,557               85,909
 Deferred compensation                                                                      (195)                   -
 Accumulated other comprehensive (loss) income                                               (99)                 371
                                                                                ----------------     ----------------
   Total shareholders' equity                                                             91,085               91,077
                                                                                ----------------     ----------------
   Total liabilities and shareholders' equity                                          $ 106,928            $ 109,941
                                                                                ================     ================

         See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   Three months ended March 31, 2005 and 2004

(US dollars in thousands,                                                           Three months ended March 31,
                                                                                ---------------------------------
 except per share data)                                                               2005              2004
                                                                                ---------------   ---------------
                                                                                  (unaudited)        (unaudited)
Revenues:
 Net sales                                                                            $ 22,474          $ 12,125
 Cost of goods sold
  (exclusive of items shown separately below)                                          (13,758)           (6,985)
                                                                                ---------------   ---------------
 Gross profit                                                                            8,716             5,140
                                                                                ---------------   ---------------

Operating expenses:
Selling, general and administrative expenses                                            (6,659)           (4,989)
Research and development                                                                (1,197)             (929)
Depreciation and amortization                                                             (404)             (421)
                                                                                ---------------   ---------------
 Total operating expenses                                                               (8,260)           (6,339)
                                                                                ---------------   ---------------

Operating income (loss)                                                                    456            (1,199)

Net interest and other income                                                              219               231

Foreign currency loss, net                                                                 (25)              (28)
                                                                                ---------------   ---------------
Profit (loss) before income taxes                                                          650              (996)

Provision for income taxes                                                                (155)             (116)
                                                                                ---------------   ---------------
Net profit (loss)                                                                        $ 495          $ (1,112)
                                                                                ===============   ===============
Net profit (loss) per share:

 Basic                                                                                  $ 0.03           $ (0.06)
                                                                                ===============   ===============
 Diluted                                                                                $ 0.03           $ (0.06)
                                                                                ===============   ===============
Weighted average number of common and common equivalent shares:

 Basic                                                                              18,860,682        18,570,938
                                                                                ===============   ===============
 Diluted                                                                            19,571,477        18,570,938
                                                                                ===============   ===============
Cash dividends declared per share
 (4.5 cents and 4 cents declared and paid for quarter ended
 March 31, 2005 and 2004, respectively)                                                $ 0.045           $ 0.040
                                                                                ===============   ===============

         See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        AND COMPREHENSIVE INCOME (LOSS)
                   Three months ended March 31, 2005 and 2004

(US dollars in thousands)

                                                        Common stock
                                                        ------------                                    Accumulated
                                                                 Additional                                other        Total
                                            Number                paid-in      Deferred     Retained   comprehensive  shareholders'
                                           of shares    Amount    capital    compensation   earnings   income (loss)    equity
                                         -------------  -------  ----------  ------------- ----------- -------------  -------------

Balance at December 31, 2004               18,738,112   $ 187    $ 4,610            $ -    $ 85,909         $ 371      $ 91,077
Issuance of stock                              25,000       1        203           (204)          -             -             -
Stock options exercised                       228,034       2        819              -           -             -           821
Amortization of unearned restricted shares          -       -          -              9           -             -             9
Dividends declared                                  -       -          -              -        (847)            -          (847)
Net income                                          -       -          -              -         495             -           495
Unrealized loss on investment
     securities available-for-sale,
     net of nil tax                                 -       -          -              -           -           (51)          (51)
Foreign currency translation,
     net of nil tax                                 -       -          -              -           -          (419)         (419)
                                         -------------  -------  ---------   ------------  ----------  ------------    ----------
Balance at March 31, 2005                  18,991,146   $ 190    $ 5,632         $ (195)   $ 85,557         $ (99)     $ 91,085
                                         =============  =======  =========   ============  ==========  ============    ==========

Balance at December 31, 2003               18,225,204   $ 182    $ 3,517            $ -    $ 85,437          $ 20      $ 89,156
Issuance of stock                                 616       -          6              -           -             -             6
Stock options exercised                       386,068       4        739              -           -             -           743
Dividends declared                                  -       -          -              -      (1,487)            -        (1,487)
Net loss                                            -       -          -              -      (1,112)            -        (1,112)
Unrealized income on investment
     securities available-for-sale,
     net of nil tax                                 -       -          -              -           -            49            49
Foreign currency translation,
     net of nil tax                                 -       -          -              -           -           187           187
                                         -------------  -------  ---------   ------------  ----------  ------------    ----------
Balance at March 31, 2004                  18,611,888   $ 186    $ 4,262            $ -    $ 82,838         $ 256      $ 87,542
                                         =============  =======  =========   ============  ==========  ============    ==========

The comprehensive income (loss) of the Company, which represents the aggregate of the net income (loss), unrealized income (loss) on investment securities available-for-sale and the foreign currency translation adjustments, was $25 and $(876) for the three months ended March 31, 2005 and 2004.

   See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   Three months ended March 31, 2005 and 2004

(US dollars in thousands)                                              2005              2004
                                                                  ---------------  ---------------
                                                                    (unaudited)       (unaudited)

Cash flow from operating activities:
Net income (loss)                                                          $ 495         $ (1,112)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
 Deferred income taxes                                                       135              274
 Depreciation                                                                404              421
 Gain on disposal and write off of property, plant and equipment             (38)               -
 Compensatory elements of stock issuances                                      9                6
 Unrealized gain on trading securities                                       (15)             (39)
 Changes in current assets and liabilities:
  Decrease in accounts receivable                                          4,904           10,743
  Increase in inventories                                                 (2,892)          (2,449)
  Increase in prepaid expenses and other current assets                     (595)          (1,088)
  Decrease in accounts payable                                            (1,705)             (90)
  Decrease in accrued payroll and employee benefits                         (187)            (358)
  Decrease in accrued warranty expenses                                     (520)            (710)
  Decrease in other accrued liabilities                                     (420)          (1,699)
  (Increase) decrease in income taxes payable                               (189)             134
                                                                  ---------------  ---------------
Net cash (used in) provided by operating activities                         (614)           4,033
                                                                  ---------------  ---------------
Cash flow from investing activities:
 Proceeds from sale of property, plant and equipment                          38              161
 Purchase of property, plant and equipment                                  (934)            (444)
                                                                  ---------------  ---------------
Net cash used in investing activities                                       (896)            (283)
                                                                  ---------------  ---------------
Cash flow from financing activities:
 Proceeds from stock options exercised                                       821              743
 Dividends paid                                                             (847)            (742)
                                                                  ---------------  ---------------
Net cash (used in) provided by financing activities                          (26)               1
                                                                  ---------------  ---------------
Effect of currency exchange rate change                                     (418)             187
                                                                  ---------------  ---------------
Net (decrease) increase in cash and cash equivalents                      (1,954)           3,938

Cash and cash equivalents:
 Beginning of period                                                       27,614           13,944
                                                                  ---------------  ---------------
 End of period                                                           $ 25,660         $ 17,882
                                                                  ===============  ===============

       See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2005)
                            (US dollars in thousands)

1.   BASIS OF PRESENTATION

     FINANCIAL STATEMENT PRESENTATION
     The condensed consolidated financial statements of Radica Games Limited (the "Company") have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such rules and regulations. The accompanying condensed consolidated financial statements contain all normal and recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position of the Company as of March 31, 2005, and its results of operations and cash flows for the periods presented herein. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2004.

     Because the Company's business is seasonal, revenues, expenses, assets and liabilities can vary during each quarter of the year. Accordingly, the operating results and trends in these unaudited condensed consolidated interim financial statements are not necessarily indicative of future results that may be expected for any other interim period or the full year.

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, valuation allowances for receivables and deferred income tax assets and provisions for product returns and warranties, as well as in estimates used in accounting for legal contingencies. Actual results could differ from the estimated results. Differences from those estimates are recorded in the period they become known.

     ACCOUNTING FOR STOCK BASED COMPENSATION
     Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the then market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income if the fair value based method had been applied to all outstanding and unvested awards in the period:

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2005)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

                                                    Three months ended March 31,
                                                    --------------------------
                                                        2005           2004
                                                    -----------    -----------

Net income (loss) as reported                            $ 495       $ (1,112)
Deduct total stock-based employee compensation
     expense determined under fair-value-based
     method for all rewards, net of tax                   (131)          (127)
                                                    -----------    -----------

Pro forma net income (loss)                              $ 364       $ (1,239)
                                                    ===========    ===========

Reported net income (loss) per share                    $ 0.03        $ (0.06)
                                                    ===========    ===========
Pro forma net income (loss) per share                   $ 0.03        $ (0.07)
                                                    ===========    ===========

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs -- An Amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 151 will have a significant effect on its consolidated financial statements.

     In November 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets -- An Amendment of APB Opinion No. 29 ("SFAS 153"). The provisions of this statement are effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance -- that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company does not believe that the adoption of SFAS 153 will have a significant effect on its financial statements.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The new pronouncement replaces the existing requirements under SFAS No. 123 and APB 25. According to SFAS No. 123(R), all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement eliminates the ability to account for stock-based compensation transactions using APB No. 25 and generally would require that such transactions be accounted for using a fair-value based method. SFAS 123R is effective for all interim and annual periods beginning after June 15, 2005. In April 2005, the U.S. Securities and Exchange Commission issued a new rule that a company may elect to adopt the provisions of SFAS 123R at the beginning of their first annual period beginning after June 15, 2005. Consequently, the Company has elected to defer the adoption of SFAS 123R until January 1, 2006. The Company is in the process of evaluating the impact of this standard on its financial statements. The pro forma results disclosed above are not necessarily indicative of what the impact of SFAS 123R will be upon adoption.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2005)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

     RECLASSIFICATIONS
     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. These reclassifications had no effect on net profit or shareholders' equity.

2.   NET PROFIT (LOSS) PER SHARE

     Basic net profit (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted net profit per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net profit per share is computed using the treasury stock method. Dilutive potential common stock has no effect on net loss per share as the effect would be anti-dilutive.

     The following table sets forth the computations of net profit (loss) per share for the three-month ended March 31:

                                                         Three months ended March 31,
                                                         ----------------------------
                                                            2005             2004
                                                         -----------    -------------
Numerator for basic and diluted net profit per share:

  Net profit (loss) per share                            $       495    $     (1,112)
                                                         ===========    =============

Denominator:
   Basic weighted average shares                          18,860,682      18,570,938
   Effect of dilutive options                                710,795               -
                                                         -----------    -------------

   Diluted weighted average shares                        19,571,477      18,570,938
                                                         ===========    =============

Basic net profit (loss) per share:                            $ 0.03         $ (0.06)
                                                         ===========    =============
Diluted net profit (loss) per share:                          $ 0.03         $ (0.06)
                                                         ===========    =============

3.   SEGMENT INFORMATION

The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company historically had two reportable segments from which it derives its revenues: the Games and Youth Electronics business that sells product under the Company's Radica(R), Play TV(R) and Girl Tech(R) brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester(R) brand name. During the period ended 31 March 2005, the Games and Youth Electronics business represented over 90% of the consolidated revenue, profits and assets. While senior management still view Gamester(R) as a successful ongoing brand and the Company will continue to develop, manufacture and sell video game accessories under the Gamester(R) brand name going forward, they no longer view the video game accessory business as a separate segment for either internal reporting purposes or for making decisions about resource allocation. Accordingly, for the quarter ended March 31, 2005, the Company has only one reportable segment which is the Games and Youth Electronics segment.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2005)
                            (US dollars in thousands)

4.   GOODWILL

     At March 31, 2005 and December 31, 2004, the Company's cost in excess of fair value of net assets purchased (goodwill) related primarily to the 1999 acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"). On June 24, 1999, the Company purchased Radica UK for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. The Company recorded goodwill of approximately $12,069 resulting from the adjusted purchase price. The goodwill was allocated to the VGA reporting unit and is not tax deductible. Accumulated amortization related to goodwill of $2,518 arose prior to the adoption of SFAS No. 142.

     Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Upon implementation of SFAS 142, and annually thereafter, the Company tested goodwill for impairment. The goodwill arising from the purchase of Radica UK was allocated to the Video Games Accessories ("VGA") reporting unit and the Company has undertaken goodwill impairment testing as follows to determine whether the goodwill was impaired and the extent of such impairment.

     The methods used in the Company's testing of goodwill impairment were as follows: 1) the Company determined the fair market value of the VGA segment by estimating the expected discounted future cash flows of the VGA reporting unit. In estimating the discounted future cash flows, the Company followed FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, by taking into account the Company's expectations about possible variations in the amount or timing of those cash flows, the risk-free rate of interest and the discounted interest rate. 2) The Company then compared the estimated fair value of the VGA reporting unit with the carrying value of the VGA reporting unit, including goodwill. 3) Since the fair value of the VGA reporting unit was less than the carrying value, the second step was performed which compared the implied fair value of the VGA reporting unit's goodwill to the book value of the goodwill. After performing this quarter evaluation, the Company recognized an impairment charge related to goodwill of $3,536 for the year ended December 31, 2004. The impairment charge recorded at December 31, 2004 adjusted the carrying value of the VGA reporting unit's goodwill to its implied fair value. The reason for the impairment was primarily the result of lower sales forecasts for fiscal years 2005 through 2009. The adjustment to projected annual sales from prior year was based on the Company's current strategy of concentrating on the innovative, higher margin sector of the market. This improved the projected gross margins and operating margins as a percentage of sales, but decreased the total operating margin and cash flows. Management believes that the revised forecast portrays a more accurate picture of the Company's future cash flows and that the new strategy limits the large closeout returns and price pressures that made the VGA business unprofitable from 1999 through 2003.

5.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                           March 31,        December 31,
                                             2005               2004
                                        ----------------   ----------------

     Raw materials                              $ 4,058            $ 4,017
     Work in progress                             9,831              6,830
     Finished goods                              15,821             15,971
                                        ----------------   ----------------

                                               $ 29,710           $ 26,818
                                        ================   ================

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2005)
                            (US dollars in thousands)

6.   PROPERTY, PLANT AND EQUIPMENT

     Property and Plant and Equipment consists of the following:

                                                     March 31,      December 31,
                                                       2005            2004
                                                   -------------   -------------

Land and buildings                                      $ 9,428         $ 9,431
Plant and machinery                                       7,972           8,142
Furniture and equipment                                   8,126           8,196
Leasehold improvements                                    3,117           3,067
Construction-in-progress                                    839             265
                                                   -------------   -------------

     Total                                             $ 29,482        $ 29,101
Less: Accumulated depreciation and amortization         (17,467)        (17,621)
                                                   -------------   -------------

     Total, net                                        $ 12,015        $ 11,480
                                                   =============   =============


7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                                     March 31,      December 31,
                                                       2005            2004
                                                   -------------   -------------

Accrued advertising expenses                            $ 1,328           $ 910
Accrued license and royalty fees                          1,292           1,963
Commissions payable                                          50              93
Other accrued liabilities                                 2,161           2,285
                                                   -------------   -------------

     Total                                              $ 4,831         $ 5,251
                                                   =============   =============

8.   PLEDGE OF ASSETS

     At March 31, 2005, the Company has general banking facilities including overdraft and trade facilities totaling $3,796 available to be drawn upon. The facilities are collateralized by leasehold land and buildings with an aggregate net book value of $2,231.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2005)
                            (US dollars in thousands)

9.   LITIGATION

     On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owner of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto
     ID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore the Company is obligated to pay a royalty based on the use of this technology. The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that the Lemelson's patent claims are invalid. If this judgment is upheld following appeal, the Company believes that this result is favorable to the Company's defense of the Lemelson lawsuit. On June 29, 2004, Lemelson filed its notice of appeal to the Court of Appeals for the Federal Circuit. The briefing is not expected to be completed until the first half of 2005 and a decision from the Court will likely not be issued until 2006.

     The Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at March 31, 2005 and December 31, 2004 in respect of the Lemelson case or other claims or legal actions, in accordance with SFAS No. 5 Accounting for Contingencies. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004, as filed with the United States Securities and Exchange Commission.

DESCRIPTION OF BUSINESS

Founded in 1983 by Americans living in Hong Kong, Radica Games Limited (NASDAQ:
RADA) was incorporated in Bermuda in 1993. We are headquartered in Hong Kong and manufacture our products in our factory in southern China. In 1994 we went public when our shares began trading on the Nasdaq National Market.

We manufacture and market a diverse line of electronic entertainment products covering multiple product lines - our products include casino and heritage electronic games, mechanical slot banks, youth electronic games, tabletop games, Play TV(R) games, Girl Tech(R) and Barbie(TM) girls electronic lines, the Cupcakes(R) doll lines, the Nitro Battlerz(TM) remote control car product, the Street Muttz(TM) plush line and video game accessories sold under the Gamester(R) brand. Our factory also manufactures for other companies in the electronic game industry. We market our products through subsidiaries in the United States, the United Kingdom, Canada, Macau and Hong Kong. Our largest market is in the United States where in 2004 we had the third largest market share in the electronic handheld and tabletop electronic games according to industry data source, The NPD Group, Inc.

RESULTS OF OPERATIONS

The following table sets forth items from our Consolidated Statements of Operations as a percentage of net sales:

                                                    Three months ended March 31,
                                                   -----------------------------
                                                        2005            2004
                                                   -------------   -------------

Net sales                                                100.0%          100.0%
Cost of goods sold                                       (61.2%)         (57.6%)
Gross margin                                              38.8%           42.4%

Selling, general and administrative expenses             (29.6%)         (41.1%)
Research and development                                  (5.4%)          (7.6%)
Depreciation and amortization                             (1.8%)          (3.5%)

Operating income (loss)                                    2.0%           (9.8%)

Net interest and other income                              1.0%            1.9%
Foreign currency gain, net                                (0.1%)          (0.3%)

Profit (loss) before income taxes                          2.9%           (8.2%)
Provision for income taxes                                (0.7%)          (1.0%)
Net profit (loss)                                          2.2%           (9.2%)

We reported a net profit for the first quarter of 2005 of $0.5 million or $0.03 per diluted share compared to a net loss of ($1.1) million or ($0.06) per diluted share in the first quarter of 2004.

Summary of sales achieved from each category of products and services:

                                                    Three months ended March 31,
                                                   -----------------------------
Product and Services                                    2005            2004
--------------------
                                                   -------------   -------------
(US$ in thousands)

Electronic Games and Toys                              $ 16,948         $ 6,512
Youth Electronics                                         2,446           1,978
Video Game Accessories                                    1,594           1,992
Manufacturing Services                                    1,486           1,643
                                                   -------------   -------------

Total                                                  $ 22,474        $ 12,125
                                                   =============   =============

Sales for the quarter increased by 85% to $22.5 million from $12.1 million due to sales of 20Q ($7.9 million for the quarter) plus growth of other product lines of 21%. Branded sales grew by 100% with U.S. branded sales increasing by 114% compared to the sales for the same period in 2004.

Gross profit margin for Q1 2005 was 38.8% compared to 42.4% in Q1 2004 due to the impact of the sales of lower margin Play TV Legends products in Q1 2005. Operating expenses increased to $8.3 million for the quarter from $6.3 million in Q1 2004. The increase was due to sales-related variable expenses plus the impact of $0.3 million of increased advertising incurred in Q1 this year due to an earlier Easter. During the quarter, the Company also finalized discussions with Immersion Corporation (NASDAQ: IMMR) for use of its force feedback technology in video game accessories. This negotiation resulted in an agreement for the past and future royalties for a technology license. The expense related to the settlement of past royalties and related legal costs in the quarter was $250,000. Research and development costs were up from $0.9 million to $1.2 million due to costs related to the development of Play TV software.

The following table shows the major operating expenses:

                                                    Three months ended March 31,
                                                   -----------------------------
(US dollars in millions)                             2005            2004
                                                   -------------   -------------

Advertising expenses                                      $ 0.8           $ 0.5
Other selling and promotion expenses                        1.0             0.5
Indirect salaries and bonus                                 2.3             2.0
Other general & administrative expenses                     2.6             2.0
Research and development expenses                           1.2             0.9
Depreciation and amortization                               0.4             0.4

LIQUIDITY AND CAPITAL RESOURCES

Our cash and investment securities totaled $38.0 million at March 31, 2005 as compared to $40.1 million at December 31, 2004. The $2.1 million decrease was due to a variety of factors, including a dividend payment ($0.8 million), the purchase of property plant and equipment ($0.9 million) and the net affect of currency rate changes ($0.4 million) and cash used for operating activities ($0.6 million), caused primarily by seasonal increases in inventories and decreases in accounts payable and accrued expenses, offset by a decrease in accounts receivable. These decreases were partially offset by proceeds from stock options exercised during the quarter ($0.8 million).


Our accounts receivable were $13.5 million at March 31, 2005 as compared to $18.4 million at December 31, 2004. Inventories increased to $29.7 million from $26.8 million at December 31, 2004. Our business is inherently seasonal. Normally our sales have been lowest during the first and second quarters and highest during the third and fourth quarters. Receivables have been lowest during the succeeding first and second quarters. The decrease in accounts receivable related primarily to the decrease in sales in the first quarter of 2005 compared to the fourth quarter of 2004. The inventory increase from December 31, 2004 was primarily due to a company initiative to accelerate annual production of certain staple electronic games and toys, primarily from our casino/heritage and 20Q lines, in order to free factory capacity during the peak production period of Summer and early Fall. Such seasonal changes in assets and liabilities are typical for the toy industry and should partially reverse by year-end.


Current liabilities were $15.8 million at March 31, 2005, down $3.1 million from the $18.9 million reported at December 31, 2004. This was due to a decrease in payables related to purchases and a decrease in accruals for license fees and warranty expenses. There was no debt at March 31, 2005 and December 31, 2004.


At March 31, 2005, net assets were $91.1 million, unchanged from December 31, 2004. Our business generates a significant majority of its cash from its normal operations but seasonal cash requirements have been met in the past with the use of short-term borrowings, which included borrowings under secured lines of credit. We had no derivative instruments or off-balance sheet financing activities during the quarter ended March 31, 2005. We believe that our existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of our core business.


We believe that our existing credit lines are sufficient to meet future short-term cash demands, including seasonal build up of inventory. We fund our operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under secured and unsecured credit facilities when needed. During 2005, we expect to continue to fund our working capital needs through operations and the revolving credit facility and we believe that the funds are available to meet our needs. However, unforeseen circumstances such as severe softness in, or a collapse of, the retail environment may result in a significant decline in revenues and operating results, thereby causing us to exhaust our cash resources. If this were to occur, we may be required to seek alternative financing of working capital.

On January 4 and April 12, 2005, we declared first and second dividends each of
4.5 cents per share which were paid on January 31, 2005 and April 29, 2005, respectively.

In April 2005, we purchased $9.0 million of Chinese Remninbi ("RMB"), which is on deposit at HSBC in China. This will be used to offset the effect of a revalued RMB on goods and services paid for in China in RMB.

CRITICAL ACCOUNTING POLICIES

For a discussion of our critical accounting policies, see "Item 5, operating and financial review and prospects" in our 2004 Form 20-F.

RECENTLY ISSUED ACCOUNTING STANDARDS

A discussion of certain recently issued accounting standards and the estimated impact on us is set out in note 1 to the condensed consolidated financial statements.

COMPENSATION OF OFFICERS AND DIRECTORS

Since fiscal 2004, each outside (i.e., non-employee and non-affiliated) director of the Company receives compensation according to the following schedule:

 o Board retainer                              $10,000 annually
 o Quarterly board meeting fee                 $1,250 per meeting
 o Committee retainer                          $4,000 annually (excluding
                                                  Executive Committee)
 o Audit chair additional retainer             $4,000 annually
 o Other committee chairs additional retainer  $2,000 annually

Payments are made quarterly. Any director may elect to receive some or all of the above fees payable in shares of the Company's Common Stock valued at the then current market price.

Directors who are employees or affiliates of the Company are not paid any fees or additional remuneration for service as members of the Board of Directors or its Committees.

Commencing in May 2005, upon each annual re-election to the Board of Directors, each outside director receives restricted shares of the Company's Common Stock at the rate of 600 shares per quarter (i.e. 2,400 shares per annum). In general, the restricted shares will vest two years from the date of grant. Previously, each outside director received stock options to purchase 2,500 shares per quarter (i.e., 10,000 shares per annum) at an exercise price equal to the then current market price of the Company's Common Stock.

In May 2005, the Company also changed the equity component of compensation that applies to the initial election or appointment of a new outside director to the Board of Directors. Under the revised arrangement, a new outside director receives a one-time grant of 5,000 restricted shares (previously, the new outside director was granted an option to purchase 30,000 shares of the Company's Common Stock). In general, these restricted shares will also vest two years from the date of grant.

The executive officers' compensation disclosures have not materially changed from those appearing in our 2004 Form 20-F (see Item 6. Directors, Senior Management and Employees - Compensation of Officers and Directors - Employment Agreements).

RISK FACTORS

For a discussion of our risk factors, see "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our 2004 Form 20-F.

As reported in our 2004 annual report on Form 20-F, in March 2005 we received a letter from a third party (AtGames Holdings Ltd., or AtGames) challenging the exclusivity of our manufacturing, vendor and distributor agreement with Sega Toys, which was represented to give us exclusive rights to the Play TV Sega Genesis games in the United States and certain other countries. Subsequently, we have worked closely with Sega Toys and Sega Corporation in an attempt to clarify our rights. We continue to believe that we have a strong position on the merits of the dispute as well as certain rights to indemnification from Sega Toys. Sega Corporation has advised us in writing that its position is that Sega has not granted AtGames any right to license Sega's Genesis/Mega Drive game titles for incorporation in TV game pads intended for worldwide markets. AtGames contends otherwise. Sega and AtGames have submitted their dispute to arbitration, and the arbitration hearing is currently scheduled to begin on September 26, 2005. Sega further stated its understanding that under the agreement between Radica and Sega Toys, Sega Toys has granted Radica the exclusive right to sell Play TV products incorporating selected Sega Genesis game titles in the United States and certain other territories under a license granted by Sega to Sega Toys.

We are presently unable to predict the outcome of the foregoing dispute. We intend to vigorously defend our rights, and continue to believe in the strength of our position with respect to exclusive rights in the United States and certain other territories concerning Play TV Sega Genesis games. Nevertheless, as we stated in our 2004 Form 20-F, this situation illustrates that in certain cases we may face additional unanticipated competition from another party who also has rights, or who asserts that it has rights, in the intellectual property that we are using or intending to use, this may have a material adverse effect on the sales and profitability of the products concerned. We may also incur substantial costs and management time in defending, or attempting to defend, our rights.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS (CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995)

Certain written and oral statements made or incorporated by reference from time to time by us or our representatives in this Form 6-K, other filings or reports filed with the Securities and Exchange Commission, press releases, conferences, or otherwise, contain certain "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, or depend on the outcome of contingencies such as legal proceedings. Management cautions you that forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. For a more complete discussion of our risk factors, you are referred to the sections in our Form 20-F and Form 6-K identified above under the caption "Risk Factors". The forward-looking statements made in this Form 6-K speaks only as of the date on which the statements are made.

ITEM 3.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The market risk disclosures have not materially changed from those appearing in our 2004 Form 20-F (see Item 11).

ITEM 4.     CONTROLS AND PROCEDURES

      Not Applicable.

PART II - OTHER INFORMATION

Item 1.     Legal Proceedings

      See Note 9 to the accompanying Financial Statements.

Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds

      None.

Item 3.     Defaults Upon Senior Securities

      None.

Item 4.     Submission of Matters to a Vote of Security Holders

     At the Company's annual meeting of shareholders held on May 23, 2005, the shareholders of the Company elected the management nominees, who were named in the Company's Proxy Statement dated April 22, 2005, to serve as directors for the period until the next annual meeting of shareholders or until his respective successor is elected or appointed in accordance with applicable law and the Company's bye-laws. Immediately following the annual meeting of shareholders, the board of directors consisted of nine members: Jon N. Bengtson, Timothy R. Busch, John A.F.H. Coulter, Albert J. Crosson, Theodore J. Eischeid, Patrick S. Feely, Floyd W. Glisson, Frank J. O'Connell and Richard E. Wenz. At such meeting, the shareholders also reappointed KPMG as independent registered public accounting firm and authorized the directors to fix the independent registered public accounting firm's remuneration.

The shareholder votes were as follows:

                                               For          Withheld
                                               ---          --------
    Election of Directors
    Jon N. Bengtson                            15,890,898    9,937
    Timothy R. Busch                           15,885,201   15,634
    John A.F.H. Coulter                        15,891,102    9,733
    Albert J. Crosson                          15,891,001    9,834
    Theodore J. Eischeid                       15,880,737   20,098
    Patrick S. Feely                           15,889,398   11,437
    Floyd W. Glisson                           15,891,102    9,733
    Frank J. O'Connell                         15,891,102    9,733
    Richard E. Wenz                            15,890,542   10,293

                                               For          Against     Abstain
                                               ---          -------     -------
    Reappointment of independent registered
    public accounting firm
    KPMG                                       15,895,905    3,511      1,419

Item 5.     Other Information

      None.

Item 6.     Exhibits

      None.

                                    SIGNATURE



Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 RADICA GAMES LIMITED




Date:      June 7, 2005                           /s/ Craig D. Storey
      ------------------------------             -------------------------------
                                                 Craig D. Storey
                                                 Chief Accounting Officer